

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2015

<u>**Via Email**</u>
Curt Myers, Esq.
Davis & Gilbert LLP
1740 Broadway
New York, NY 10019

> **Re:** **Comscore, Inc**.
> **Schedule TO-T filed by Cavendish Square Holding B.V. and**
> **WPP Plc**
> **Filed February 20, 2015**
> **File No. 005-83687**

Dear Mr. Myers:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Item 10. Financial Statements

1. Please provide us with a brief analysis of whether the financial statements specified in Item 1010 of Regulation M-A are material. In this regard, please refer to Item 10 of Schedule TO and Instruction 2 thereto. It does not appear that the offer fits within the safe harbor provisions set forth in the Instruction given that one of the offerors, Cavendish Square Holding B.V., is not a public reporting company and the offer is for less than all outstanding securities of the subject class.

2. Pursuant to the terms of the Stock Purchase Agreement, we note the offerors will acquire an additional 4.45% of shares from the company in connection with the acquisition by the

company of the European IAM business. Please refer to Instruction 5 to Item 1010 of
Regulation M-A. Please provide the financial information specified therein or advise us
of why this is not necessary.

Exhibit (a)(1) Offer to Purchase

Terms of the Offer…, page 11

3.   We note your statement that any extension, delay, termination, waiver or amendment of
the offer will be followed as promptly as practicable by public announcement if required.
Please revise the reference to "promptly as practicable" to conform to the requirements of
Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

Determination of Validity…, page 16

4.   We note your statement that you will determine, in your sole discretion, all questions as
to the form and validity (including time of receipt) and your determination will be "final
and binding." Please delete this language, or disclose that disputes regarding such
determination may be submitted by shareholders to arbitration or court of competent
jurisdiction. This comment also applies to disclosure under "Withdrawal Rights".
Please revise your disclosure accordingly.

Source and Amount of Funds, page 32

5.   Please revise to indicate whether there are alternative financing plans in the event the
primary financing plans fall through. See Item 1007(b) of Regulation M-A.

Purpose of the Offer, page 32

6.   Please refer to disclosure in the third full paragraph under this heading, which describes
your reservation of the right to purchase shares in the open market, subject to the
restrictions of Rule 14e-5. Please clarify supplementally whether any such purchases
could occur during the pendency of the offer and confirm whether any such purchases
have already occurred. Refer generally to Rule 14e-5. We may have further comment.

Conditions of the Offer, page 35

7.   The first sentence of the final paragraph of this section states that "from time to time" you
may waive any tender offer condition, or amend, modify or supplement any of the tender
offer conditions or terms of the Offer. Please revise to indicate that offer conditions,
other than those dependent upon the receipt of government approvals, may only be
asserted as of expiration of the offer as opposed to "from time to time."

8.   When a condition is triggered and you decide to proceed with the offer anyway, we
believe that this decision constitutes a waiver of the triggered condition. Depending on

the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

9.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions